SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, January 25, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), the main Brazil's domestic airline, in compliance with the provisions of Law No. 6.404 of December 15, 1976, as amended (“Brazilian Corporations Law”), and in accordance with the regulations of the Brazilian Securities Commission, hereby informs that Mr. Timothy Robert Coleman and Mr. Paul Stewart Aronzon assumed the positions of independent members of the Company's board of directors (“Board of Directors”), as resolved by the Board of Directors, in accordance with Section 150 of the Brazilian Corporations Law, in order to fill the vacancies arising from the resignations submitted by Mr. Richard Lark and Mr. Joaquim Constantino Neto.

Additionally, the Company informs that, as a result of the vacancy in the position of Vice-President of the Board of Directors following the resignation of Mr. Joaquim Constantino Neto, Mr. Ricardo Constantino has been appointed to assume the role of Vice-President of the Board of Directors.

The Company takes this opportunity to express sincere gratitude to Mr. Richard Lark and Mr. Joaquim Constantino for their contributions as members of the Board of Directors and extends a warm welcome to Mr. Timothy Robert Coleman and Mr. Paul Stewart Aronzon.

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer